UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 2 March, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 3 February 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.             A Stock Exchange Announcement dated 3 February 2020 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’.

3.             A Stock Exchange Announcement dated 13 February 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

4.             A Stock Exchange Announcement dated 25 February 2020 entitled ‘MOHAMED SALAH JOINS UP WITH VODAFONE FOUNDATION AND UNHCR AS FIRST INSTANT NETWORK SCHOOLS AMBASSADOR’.

5.             A Stock Exchange Announcement dated 27 February 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

RNS Number: 6167B

Vodafone Group Plc

03 February 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 January 2020:

Vodafone’s issued share capital consists of 28,815,914,748 ordinary shares of US$0.20 20/21 of which 2,044,726,027 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,771,188,721. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 6175B

Vodafone Group Plc

03 February 2020

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	1 August 2019	To:	31 January 2020
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	1 August 2019	To:	31 January 2020
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 August 2019	To:	31 January 2020
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 August 2019	To:	31 January 2020
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	1 August 2019	To:	31 January 2020
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	1 August 2019	To:	31 January 2020
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	1 August 2019	To:	31 January 2020
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 August 2019	To:	31 January 2020
Balance of unallotted securities under scheme(s) from previous return:		14,427,140
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		14,427,140

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2020

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 August 2019	To:	31 January 2020
Balance of unallotted securities under scheme(s) from previous return:		62,453
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		6,250
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		56,203

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 1635 33251

RNS Number: 9698C

Vodafone Group Plc

13 February 2020

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individuals acquired shares on 10 February 2020.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.544453	21

d)	Aggregated information: volume, Price	Aggregated volume: 21 Ordinary shares Aggregated price: GBP 32.44
e)	Date of the transaction	2020-02-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.544453	567

d)	Aggregated information: volume, Price	Aggregated volume: 567 Ordinary shares Aggregated price: GBP 875.71
e)	Date of the transaction	2020-02-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.544453	63

d)	Aggregated information: volume, Price	Aggregated volume: 63 Ordinary shares Aggregated price: GBP 97.30
e)	Date of the transaction	2020-02-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.544453	287

d)	Aggregated information: volume, Price	Aggregated volume: 287 Ordinary shares Aggregated price: GBP 443.26
e)	Date of the transaction	2020-02-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer – Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.56375	28,307

d)	Aggregated information: volume, Price	Aggregated volume: 28,307 Ordinary shares Aggregated price: GBP 44,265.07
e)	Date of the transaction	2020-02-10
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 9629D

Vodafone Group Plc

25 February 2020

25 February 2020

MOHAMED SALAH JOINS UP WITH VODAFONE FOUNDATION AND UNHCR AS FIRST INSTANT NETWORK SCHOOLS AMBASSADOR

•                  Footballer becomes Ambassador for school programme that aims to give a quality education to 500,000 refugee and host country students by 2025.

•                  20 new Instant Network Schools will be launched this year as the programme prepares to enter Egypt for the first time.

Mohamed Salah has become the first Ambassador for Instant Network Schools - which connect refugee and host country students to a quality digital education - as the programme prepares to expand into his home country of Egypt for the first time.

Instant Network Schools was set up in 2013 by Vodafone Foundation and UNHCR, the UN Refugee Agency, to give young refugees, host communities and their teachers access to digital learning content and the internet, improving the quality of education in some of the most marginalised communities in Africa.

To date, the programme has benefited over 86,500 students and 1,000 teachers ensuring that refugees and children from the communities that host them have access to accredited, quality, and relevant learning opportunities.

There are 36 Instant Network Schools currently operating across eight refugee camps in Kenya, Tanzania, the Democratic Republic of Congo and South Sudan.

Vodafone Foundation and UNHCR are jointly investing €26 million to expand the programme to benefit 500,000 refugee and host community students and 10,000 teachers.

By 2025, 255 new Instant Network Schools will be opened, including 20 schools planned this year.

Mr Salah will visit some of the schools supported by the programme and will help to raise awareness of the need and importance of quality education for refugee children and for more investment in digital technology that provides a connection to the outside world and gives students a chance to shape their own futures.

Mohamed Salah said:  “I’m partnering with Vodafone Foundation and UNHCR to close the gap between the education available to refugees and their peers living in settled communities. Instant Network Schools is an important initiative that I am proud to represent which is transforming learning for a generation of young people across sub-Saharan Africa and soon also in my home country, Egypt.”

Andrew Dunnett, Vodafone’s Group Director of Sustainable Development Goals (SDGs), Sustainable Business and Foundations, said:  “Over 50% of the world’s 70.8 million displaced people are children and they can spend their entire schooling in refugee camps with limited access to a quality education. Mohamed Salah shares our passion about the importance of education as a pivotal building block for personal and societal development and will help us to promote and expand the Instant Network Schools programme.”

Dominique Hyde, UNHCR’s Director of External Relations said: “We are very proud of our long-term partnership with the Vodafone Foundation, and we are delighted to welcome Mohamed Salah as Ambassador of UNHCR and Vodafone’s Instant Network Schools programme. On and off the football field, Mohamed is a positive and inspirational role model for youth all around the world. His optimism and passion perfectly align with the Instant Network Schools programme. Connected education brings hope to refugee youth, giving them the inspiration, motivation and opportunity to achieve a better future.”

Mr Salah, who was named by Time Magazine in 2019 as one of the 100 most influential people in the world, is well known for his philanthropy in a range of areas including education.

Mr Salah has been a brand ambassador for Vodafone Egypt since the end of 2017 and has fronted the company’s brand advertising campaigns ever since.  In 2018, Vodafone Egypt launched the ‘Mo Salah World’ promotional price plan which offered customers 11 free voice minutes every time he scored a goal.

Instant Network Schools

An Instant Network School transforms an existing classroom into an online hub for learning, complete with internet connectivity, sustainable solar power and a robust teacher training programme.

At the heart of an Instant Network School is technology provided by Vodafone Foundation, the Instant Classroom, a digital ‘school in a box’ that can be set up in a matter of minutes. It includes:

•                  25 tablets for students;

•                  1 laptop for the teacher;

•                  1 projector;

•                  1 speaker;

•                  1 4G connectivity/Wi-Fi router to connect to the internet;

•                  in built solar charging for the tablets and laptops;

•                  cables; and

•                  a library of digital educational resources.

A recent evaluation of the existing programme over one year showed a positive impact on learning outcomes, including an increase in informational communications technology (ICT) literacy of 61% for students and 125% for teachers, improved confidence, motivation and academic performance by students. Wider analysis shows higher levels of school attendance, with examples of young people accessing tertiary education from within refugee camps for the first time.

Vodafone is UNHCR’s largest corporate partner for Connected Education, supporting the delivery of the United Nations SDG number four (ensure inclusive and equitable quality education and promote lifelong learning opportunities for all) and 17 (strengthen the means of implementation and revitalise the global partnership for sustainable development).

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Foundation

Vodafone Foundation is at the centre of a network of global and local social investment programmes. Vodafone Foundation’s Connecting for Good programme combines charitable giving and technology to make a difference in the world. Vodafone Foundation is an independent UK registered charity, registered charity number 1089625.

About UNHCR

UNHCR, the UN Refugee Agency, is a global organisation dedicated to saving lives, protecting rights and building a better future for people forced to flee their homes because of conflict and persecution. We deliver life-saving assistance like shelter, food and water, help safeguard fundamental human rights, and develop solutions that ensure people have a safe place to call home. We work in over 130 countries, using our expertise to protect and care for millions of people.

RNS Number: 3937E

Vodafone Group Plc

27 February 2020

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Thodey
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.51	203,653

d)	Aggregated information: volume, Price	Aggregated volume: 203,653 Ordinary shares Aggregated price: GBP 307,516.03
e)	Date of the transaction	2020-02-25
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 2, 2020	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary